UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Completion of Acquisition or Disposition of Assets.

Cogo Group, Inc. (the “Company”) previously filled a Report of Foreign Private Issuer on Form 6-K dated October 2012 pursuant to which it announced that, on October 23, 2012, it had entered into a Sale and Purchase Agreement (the “Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company would sell the subsidiaries specified in the Agreement to Envision. The transactions contemplated by the Agreement closed on November 14, 2012.

The subsidiaries sold represented approximately 32% of the Company’s revenues for the quarter ended September 30, 2012. The entire $78 million purchase price was paid in full as of November 15, 2012.

Results of Operations and Financial Condition.

On November 15, 2012, Cogo Group, Inc. issued a press release containing certain financial results for its third fiscal quarter of 2012. A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits:

Exhibit No	Description

99.1	Press Release dated November 15, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/Jeffrey Kang
Name:	Jeffrey Kang
Title:	Chief Executive Officer

Dated: November 15, 2012

EXHIBIT INDEX

Exhibit No	Exhibit

99.1	Press Release dated November 15, 2012